Alyson Saad

Counsel, 2VP

Writer’s Direct Number: (205) 268-2984

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

September 16, 2020

VIA EDGAR and E-MAIL

Ms. Sally Samuel

Branch Chief

Disclosure Review Office #3

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:                                             Protective Life Insurance Company

Post-Effective Amendment No. 1 on

Form S-1 Registration Statement for

Protective Market Defender II Annuity

File No. 333-235429

Dear Ms. Samuel:

On behalf of Protective Life Insurance Company (the “Company”), enclosed is a copy of Post-Effective Amendment No. 1 (the “Amendment”) filed on Form S-1 for certain single premium deferred index-linked annuity contracts (“Protective Market Defender II Annuity”).  The Amendment was filed on September 16, 2020.

The registration statement for Protective Market Defender II Annuity, which was filed on Form S-3, became effective on May 28, 2020 (the “Registration Statement”).  For your reference, the Company has included a copy of the Registration Statement.  The Company filed the Amendment in order to register the securities related to the Protective Market Defender II Annuity on a Form S-1 registration statement and to add certain clarifying disclosure related to the Participation Rate that applies to Strategies with a Cap and the minimum Participation Rate that applies to Strategies without a Cap.  In addition, the prospectus to the Amendment reflects the removal of certain disclosure in the Registration Statement that periodic reports filed under the Securities Exchange Act of 1934 (the “1934 Act”) after the effective date of the Registration Statement will be incorporated by reference and the addition of a representation that the Company intends to rely on the exemption from filing periodic reports under Rule 12h-7 of the 1934 Act with respect to the Protective Market Defender II Annuity and interests therein registered by the Amendment.

Except for the changes to the prospectus noted above, the disclosure in the prospectus to the Amendment is the same as the disclosure in the currently effective Registration Statement previously reviewed by the Staff of the Securities and Exchange Commission.  Therefore, pursuant to Securities Act Release No. 6510, the Company respectfully requests selective review of the Amendment.

If you have any questions regarding this letter or the Amendment, please do not hesitate to contact the undersigned at (205) 268-2984 or our outside counsel Thomas Bisset at (202) 383-0118.

Sincerely,

/s/ Alyson Saad
Alyson Saad
Counsel, 2VP

cc:	Ms. Elisabeth Bentzinger
Mr. Thomas Bisset